UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

October 22, 2019

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Standpoint Multi-Asset Fund

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed August 27, 2019 for the purpose of forming a new series, the Standpoint Multi-Asset Fund (the “Fund”).

(1)	Comment: Provide the ticker symbols for the Fund.

Response: The Fund’s ticker symbols are “BLNDX” for the Institutional Class and “REMIX” for the Investor Class.

(2)	Comment: Provide the completed Fee Table and Example one week prior to effectiveness.

Response: The Fee Table and Example are attached hereto.

(3)	Comment: The Fund’s Principal Risks include Emerging Markets Risk. If emerging markets are a principal part of the strategy, mention in the Principal Strategies.

Response: Because emerging markets are not a principal part of the strategy, the Registrant has deleted Emerging Markets Risk.

(4)	Comment: The Global Futures strategy identifies seven sectors. If any one sector is a principal strategy in and of itself, add a risk factor specific to that sector.

Response: Upon consultation with the Fund’s investment adviser, the Registrant confirms that no one sector is a principal strategy in and of itself. Therefore, the Registrant has not added sector specific risks as contemplated in the comment.

(5)	Comment: Please provide the following disclosure with respect to the controlled foreign corporation (the “CFC”):

1-Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (the “ICA”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC;

2-Disclose that each investment adviser to the CFC complies with provisions of the ICA relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the ICA. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. [If the same person is adviser to both the Fund and the CFC, then for purposes of complying with Section 15, the reviews of the Fund’s and the CFC’s investment advisory agreements may be combined;

3-Disclose that the CFC complies with provisions relating to affiliated transactions and custody (Section 17) and identify the custodian of the CFC;

4-Disclose a) whether the Fund has received a private letter ruling from the IRS stating that undistributed income derived from the CFC is qualifying income; and b) if the Fund has not received a private letter ruling, the Fund’s basis for determining that such undistributed income is qualified income, such as an opinion of counsel;

5-Disclose any of the CFC’s principal investment strategies or risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a CFC should reflect aggregate operations of the Fund and the CFC;

6-Confirm to the Staff that the financial statements of the CFC will be consolidated with the Fund; and

7-Confirm to the Staff a) that the CFC’s management fee will be included in the management fees and the CFC’s expenses will be included in the other expenses in the Fund’s fee table; b) that the CFC and its Board of Directors will agree to designate an agent for service of process in the United States; and c) that the CFC and its Board of Directors will agree to inspection by the Staff of the CFC’s books and records which will be maintained in accordance with Section 31 of the ICA and rules thereunder.

Response:

1-We have added the following sentence to the principal investment strategies: “Additionally, the Subsidiary, when viewed on a consolidated basis with the Fund, complies with 1940 Act Sections 8 and 18 (regarding investment policies, capital structure and leverage), Section 15 (regarding investment advisory contracts) and Section 17 (regarding affiliated transactions and custody).”;

2-Please see response to subpart 1. In addition, the Registrant acknowledges that the investment advisory agreement between the CFC and its investment adviser is a material contract and that it will be included as an exhibit to the registration statement. The Registrant confirms that the same person is adviser to both the Fund and the CFC. For purposes of complying with Section 15, the reviews of the Fund’s and the CFC’s investment advisory agreements were conducted on a combined basis by the Board of the Registrant and the Board members who also serve as Directors of the CFC;

3- Please see response to subpart 1. In addition, the Registrant confirms that the custodian for the Fund also serves as custodian for the CFC. The custodian of the CFC is identified in the Statement of Additional Information as MUFG Union Bank, N.A. in the section “Organization and Management of Wholly-Owned Subsidiary”;

4-The Registrant notes that the IRS no longer issues private letter rulings stating that undistributed income derived from a CFC is qualifying income. As is presently disclosed in the prospectus, the Fund directly relies on the Internal Revenue Code to address this issue and is, therefore, no in need of a private letter ruling.

The relevant portion of the prospectus states “[t]o satisfy the 90% income requirement, the Subsidiary will, not less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the Subsidiary, in an amount approximately equal to the total amount of “Subpart F” income (as defined in Section 951 of the Code) generated by or expected to be generated by the Subsidiary’s investments during the fiscal year. Such dividend distributions are “qualifying income” pursuant to Subchapter M (Section 851(b)) of the Code;

5-The Registrant notes that the CFC’s principal investment strategies are described in the Fund’s principal investment strategies under the Global Futures strategy provisions. The principal risks associated with the Global Futures strategy are disclosed in the Fund’s principal risks. The Registrant believes that presenting the risks of the Fund and the CFC together is most illuminating to shareholders and that to try to isolate shared risks might tend to be confusing to shareholders;

6-The Registrant confirms that the financial statements of the CFC will be consolidated with those of the Fund; and

7-a) The Registrant confirms that the CFC’s management fee will be included in the management fees and the CRC’s expenses will be included in the other expenses in the Fund’s fee table.

b) The Registrant believes that it is unnecessary for the CFC and its Board of Directors to designate an agent for service of process in the United States because each Director of the CFC is a U.S. citizen and , therefore, subject to service of process in the U.S. The Registrant confirms that the CFC will maintain books and records pursuant to Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder, and will consent to examination of its books and records.

(6)	Comment: The Fund’s strategy indicates that “The Subsidiary is advised by the Adviser, and has the same investment objective as the Fund, most closely following the Global Futures strategy. Unlike the Fund, however, the Subsidiary may invest to a greater extent in commodity-linked instruments.” Please clarify for investors the extent to which the Fund may be leveraged and please consider whether the Fund should have a separate risk factor on leverage risk or a sub-risk to Subsidiary Risk similar to the following: “To the extent the Fund’s assets may be invested in the Subsidiary, that portion of the Fund’s assets may be highly leveraged which can magnify the Fund’s potential for gain or loss and therefore amplify the effects of market volatility on the Fund’s share price.”

Response: Upon review and upon consultation with the Fund’s adviser, the Registrant believes that additional disclosure regarding leverage would be illuminating to prospective shareholders. The Registrant has included the following additional risk disclosure in the summary and statutory sections of the prospectus:

[Summary Section]

•	Leverage Risk. Using futures to increase the Fund’s combined long and short exposure creates leverage, which can magnify the Fund’s potential for gain or loss and , therefore, amplify the effects of market volatility on the Fund’s share price.

[Statutory Section]

•	Leverage Risk. Using futures can create leverage, which can amplify the effects of market volatility on the Fund’s share price and make the Fund’s returns more volatile. The use of leverage may cause the Fund to liquidate portfolio positions when it would not be advantageous to do to in order to satisfy its obligations. The use of leverage may also cause the Fund to have higher expenses than those of mutual funds that do not use such techniques. Futures may experience potentially dramatic price changes, imperfect amplification and imperfect correlations between the price of the futures and the underlying asset, security or index. This may increase the volatility of the Fund.

As to disclosing the overall leverage of the Fund, the Registrant believes it would be potentially misleading to prospective shareholders to speculate as to overall leverage when the Fund’s strategy does not dictate a certain level of leverage.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David R. Carson, President, Unified Series Trust

Mr. Donald S. Mendelsohn, Esq., Thompson Hine LLP

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Class	Investor Class
Management Fees	1.24%	1.24%
Distribution (12b-1) Fees	NONE	0.25%
Other Expenses	0.67%	0.67%
Acquired Fund Fees and Expenses[1]	0.02%	0.02%
Total Annual Fund Operating Expenses	1.93%	2.18%
Fee Waiver and/or Expense Reimbursement[2]	(0.67)%	(0.67)%
Total Annual Fund Operating Expenses (After Fee Waiver and/or Expense Reimbursement)	1.26%	1.51%

1-	AFFE are fees and expenses incurred by the Fund in connection with its investments in other investment companies.
2-	The Fund’s adviser contractually has agreed to waive its management fee and/or reimburse expenses so that total annual Fund operating expenses, excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any amounts payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940; any administrative and/or shareholder servicing fees payable pursuant to a plan adopted by the Board of Trustees; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund’s business, do not exceed 1.24% through February 28, 2021. This expense cap may not be terminated prior to this date except by the Board of Trustees. Each waiver/expense payment by the adviser is subject to recoupment by the adviser from the Fund in the three years following the date the particular waiver/expense payment occurred, but only if such recoupment can be achieved without exceeding the annual expense limitation in effect at the time of the waiver/expense payment and any expense limitation in effect at the time of the recoupment.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the Fund’s operating expenses remain the same, and the expense reduction/reimbursement described above remains in place for the contractual period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Institutional Class	$ 128	$ 541
Investor Class	$ 154	$ 618